EXHIBIT 23.1


                   Consent of Independent Auditors


Shareholders and Partners
Flournoy Properties Group:

We consent to the incorporation by reference in the registration statement on Form S-3 of Mid-America Apartment Communities, Inc. of our report dated May 5, 1997, except for note 9, which is as of September 17, 1997, with respect to the combined balance sheets of Flournoy Properties Group as of December 31, 1996 and 1995, and the related combined statements of operations, partners' and owners' deficit, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the Form 8-K of Mid-America Apartment Communities, Inc. dated September 17, 1997, as amended. We also consent to the reference to our firm under the caption "Experts" in the prospectus.


                              KPMG Peat Marwick LLP


Atlanta, Georgia
November 13, 1997